August 5, 2020

VIA EDGAR

Re:	HIS Capital Fund III, LLC (the “Company”) Amendment No. 1 to Form 1-A Filed June 23, 2020 File No. 024-11242

To whom it may concern:

Please see the Company’s responses to your comments below.

Staff Comment:

Form 1-A

Cover Page

1.	Please provide the disclosure required by Item (a) of Part II of Form 1-A on the cover page of the Offering Statement, including, the required legends and disclosure format being followed.

Company Response:

We have added the following information to the cover page:

The Company is hereby providing the information required by Part I of Form S-11 (17 9 CFR 239.18 and is following the requirements for a smaller reporting company as it meets the definition of that term in Rule 405 (17 CFR 230.405).

29901 Murrieta Hot Springs Road – Ste G-135

Murrieta CA, 92563

Email: jillian@crowdfundinglawyers.net

Phone: (323) 799-1342

Web: www.CrowdfundingLawyers.net

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An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (“Commission.”) Information contained in this Preliminary Offering Circular is subject to completion or amendment.

These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. The Company may elect to satisfy its obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

Staff Comment:

Frequently Asked Questions, page 6

2.

We note that you are a blind-pool company with no current assets or operations, and that it appears unlikely that you would have a reasonable basis for including projected distribution amounts. Refer to Item 10(b)(1) of Regulation S-K. As such, please revise to discuss the 7% distribution contemplated by your operating agreement only in the risk factor on page 31 and in the section entitled "Summary of Operating Agreement" on page 68. Please also revise disclosure on page 68 to explain the basis for the 7% distribution.

Company Response:

These sections have been revised and read as follows:

Frequently Asked Questions, page 6:

The Company does not currently own any assets, therefore, returns are speculative. However, it is the Company’s intent to pay a Preferred Rate of Return to Class A Members in accordance with their capital contribution to the Company. The estimated return will be based on the Company’s internal underwriting criteria. The Company then intends to distribute 50% of the cash available for distribution amongst the Class A Members in accordance with their Percentage Interest. The Manager will retain the other 50%. (See the “SUMMARY OF OPERATING AGREEMENT” on page 68 for more information.)

29901 Murrieta Hot Springs Road – Ste G-135

Murrieta CA, 92563

Email: jillian@crowdfundinglawyers.net

Phone: (323) 799-1342

Web: www.CrowdfundingLawyers.net

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Risk Factor, page 31:

Currently, our strategy includes paying a quarterly distribution to investors. under this Offering that would result in positive annualized return on investment, net of expenses, of which there is no guarantee. Class A Members would receive a Preferred Return on their capital contribution to the Company as defined in the Company’s Operating Agreement and estimated based upon the Company’s internal underwriting criteria. After the Preferred Return, Members will share in fifty percent (50%) of the remaining cash available for distribution. (See “SUMMARY OF OPERATING AGREEMENT.”) In the event of downturns in our operating results, unanticipated capital improvements to our properties, or other factors, we may be unable, or may decide not to pay distributions to our Members. The timing and amount of distributions are the sole discretion of our Manager who will consider, among other factors, our financial performance, any debt service obligations, any debt covenants, and capital expenditure requirements. We cannot assure you that we will generate sufficient cash in order to pay distributions.

Summary of the Operating Agreement, page 68:

The Manager will make distributions of Distributable Cash to Members including a Preferred Return based upon Member’s Capital Contributions to the Company. Shortfalls in the Preferred Return due to losses and/or lack of profit shall be made up in subsequent payments to Members until a seven percent (7%) annualized return to Members is achieved. The estimated Preferred Return amount is based upon the Company’s internal underwriting criteria. After the Preferred Return is received by Class A Members, fifty percent (50%) of the remaining cash available for distributions will be shared by Class A Members in accordance with their Percentage Interest in the Company.

29901 Murrieta Hot Springs Road – Ste G-135

Murrieta CA, 92563

Email: jillian@crowdfundinglawyers.net

Phone: (323) 799-1342

Web: www.CrowdfundingLawyers.net

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Staff Comment:

Notice Regarding Agreement to Arbitrate, page 32

3.

We note your disclosure regarding arbitration and the right to jury trial. Please disclose whether the provision relating to jury trial applies to federal securities law claims. If this provision applies to claims arising under the Securities Act or Exchange Act, please disclose that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Company Response:

Under Notice Regarding Agreement to Arbitrate, the Company notes as follows:

THIS OFFERING MEMORANDUM REQUIRES THAT ALL INVESTORS ARBITRATE ANY DISPUTE, OTHER THAN THOSE RELATED TO CLAIMS UNDER FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER, ARISING OUT OF THEIR INVESTMENT IN THE COMPANY (Emphasis added.)

Under Alternative Dispute Resolution, page 72, we state:

Despite these laws and rules in place, we are uncertain of the enforceability of any Alternative Dispute Resolution provision.

Members, by agreeing to this alternative dispute resolution, will not be deemed to have waived the company’s compliance with the federal securities laws. If, in any action against the Manager, the selected or appointed arbitrator, or judge (if applicable) makes a specific finding that the Manager has violated securities laws, or has otherwise engaged in any of the actions for which the Manager will not be indemnified, the Manager must bear the cost of its own legal defense. The Manager must reimburse the Company for any such costs previously paid by the Company. Until the Company has been fully reimbursed, the Manager will not be entitled to receive any Fees or Distributions it may otherwise be due.

It is expected that all Members, including those in secondary transactions, would be subject to the arbitration provision.

29901 Murrieta Hot Springs Road – Ste G-135

Murrieta CA, 92563

Email: jillian@crowdfundinglawyers.net

Phone: (323) 799-1342

Web: www.CrowdfundingLawyers.net

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Staff Comment:

Certain Relationships and Related Party Transactions, page 78

4.

Please disclose the estimated dollar amount of acquisition/origination fees and asset management fees, assuming the maximum amount is raised and assuming you utilize your target leverage, or advise us why you are unable to calculate such fees at this time. Please refer to Item 4.B of Industry Guide 5.

Company Response:

The estimated dollar amount of the acquisition/origination fee is One Million Eight Hundred Ninety Eight Thousand Dollars ($1,898,000). See Use of Proceeds Table. This amount was added to the Table on page 78.

We are unable to calculate the asset management fees at this time because they are calculated upon future revenue and not from capital raised.

Staff Comment:

Prior Performance, page 79

5.

We note your disclosure regarding HIS Investment Management, LLC, the Projects and prior performance throughout the offering statement. We also note that you have not identified the properties you intend to acquire and are thus a blind pool. Accordingly, please provide the disclosure referenced in Industry Guide 5. In particular, please provide a prior performance narrative and prior performance tables. Refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A and CF Disclosure Guidance Topic No.6.

Company Response:

We have added the prior performance tables and summary.

29901 Murrieta Hot Springs Road – Ste G-135

Murrieta CA, 92563

Email: jillian@crowdfundinglawyers.net

Phone: (323) 799-1342

Web: www.CrowdfundingLawyers.net

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Staff Comment:

Signatures, page 82

6.

Please indicate in which capacity each manager/officer is signing including as principal executive officer, principal financial officer and principal accounting officer. Refer to Instruction 1 to the Signatures section of Form 1-A.

Company Response:

The Signatures have been updated as follows:

By:	/s/ Rick Melero
Rick Melero Principal Executive Officer Principal of Ark Fund Management, LLC

By:	/s/ Toshihiro Endo
Toshihiro Endo Principal Accounting Officer Principal of Ark Fund Management, LLC

By:	/s/ Steve Landaal
Steve Landaal Principal Financial Officer Principal of Ark Fund Management, LLC

Thank you for your attention.

Sincerely,

/s/ CROWDFUNDING LAWYERS

CROWDFUNDING LAWYERS

Securities Counsel

29901 Murrieta Hot Springs Road – Ste G-135

Murrieta CA, 92563

Email: jillian@crowdfundinglawyers.net

Phone: (323) 799-1342

Web: www.CrowdfundingLawyers.net

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